UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Cape Coastal Trading Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

139330 10 4

(CUSIP Number)

Kwajo M. Sarfoh, Attorney at Law

350 Fifth Avenue

Suite 3304

New York, New York 10018

(212) 971-9715

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kwajo M. Sarfoh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ghana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 33,500 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER 33,500 10 SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* N/A	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.46%

14	TYPE OF REPORTING PERSON* IN

ITEM 1. Security and Issuer

This Schedule 13D/A relates to the Common Stock of Cape Coastal Trading Corporation (the “Company”). The principal executive offices of the Company are located at 122 Ocean Park Blvd., Suite 307, Santa Monica, CA  90405.

ITEM 2. Identity and Background

(a)-(c)     This Statement on Schedule 13D is being filed by Kwajo M. Sarfoh. Mr. Sarfoh’s business address is 350 5th Avenue, Suite 3304, New York, NY 10018. Mr. Sarfoh, is the President, Chief Executive Officer, Treasurer and Director of the Company.  Mr. Sarfoh will remain in such capacities until the later of (i) the date that the Company files its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 or (ii) upon the tenth day following the mailing by the Company to its shareholders of an information statement on Schedule 14f-1 that will also be filed with the Securities and Exchange Commission.

(d)-(e)     During the last five years, Mr. Sarfoh: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Sarfoh is a citizen of Ghana.

ITEM 3. Source of Amount of Funds or Other Compensation

N/A

ITEM 4. Purpose of Transaction

N/A

ITEM 5. Interest in Securities of the Issuer

(a)

Kwajo M. Sarfoh, directly and indirectly, beneficially owns an aggregate of 33,500 shares of common stock, $0.001 par value, of Cape Coastal Trading Corporation. The shares of common stock beneficially owned by Mr. Sarfoh constitute approximately 1.46% of the total number of shares of common stock of Cape Coastal Trading Corporation, based upon 2,300,375 shares of common stock outstanding as of January 13, 2005.

(b)	Mr. Sarfoh has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by Mr. Sarfoh.

(c)	On January 13, 2005, Mr. Sarfoh sold 1,394,906 shares of the Company’s common stock for $294,880.73 (or approximately $0.21 per share).

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Sarfoh.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM 7. Material to be Filed as Exhibits

     10.1 (1)    Stock Purchase Agreement
(1) Filed as Exhibit 10.1 to the Company’s Form 8-K filed on January 14, 2005, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2005

/S/ Kwajo M. Sarfoh —————————————— Kwajo M. Sarfoh